UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_Not Applicable______________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: April 20, 2020	By	IsI Santosh Haldankar
Name: Santosh Haldankar
Title: Senior Vice President - Legal & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated April 18, 2020 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about Audited Financial Results for the last quarter and year ended March 31, 2020 alongwith Audited Consolidated accounts for the year ending March 31, 2020 duly approved by the Board of Directors at its meeting held on April 18, 2020.

Exhibit I

April 18, 2020

New York Stock Exchange 11, Wall Street, New York, NY 10005 USA

Dear Sirs,

Re: Outcome of Board Meeting held on April 18, 2020

Please find attached herewith the Audited Financial Results for the last quarter and year ended March 31, 2020 along with the audited consolidated accounts for the year ending March 31, 2020, duly approved by the Board of Directors at its meeting held today. The press release in this regard is also enclosed.

The Statutory Auditors of the Bank, M/s MSKA & Associates, Chartered Accountants, have issued the Audit Report on the Standalone and Consolidated financial results for the quarter and year ended March 31, 2020 with unmodified opinion.

The Reserve Bank of India, vide its circular dated April 17, 2020, has decided that banks shall not make any further dividend payouts from profits pertaining to the financial year ended March 31, 2020 until further instructions, with a view that banks must conserve capital in an environment of heightened uncertainty caused by COVID-19. Accordingly, the Board of Directors of the Bank, at their meeting held today, has not proposed any final dividend for the year ended March 31, 2020.

This is for your information and record.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Sr. Vice President (Legal) & Company Secretary

HDFC BANK LIMITED
CIN : L65920MH1994PLC080618
Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.
Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

AUDITED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2020
						(₹ in lacs)
		Quarter ended			Year ended
		31.03.2020	31.12.2019	31.03.2019	31.03.2020	31.03.2019
	Particulars	Audited (Refer note 5)	Unaudited	Audited (Refer note 5)	Audited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	2988506	2936972	2633325	11481265	9897205
	a) Interest / discount on advances / bills	2404458	2342463	2101949	9178788	7754419
	b) Income on Investments	509070	520314	504692	2063332	1999746
	c) Interest on balances with Reserve Bank of India and other inter bank funds	62902	60829	11150	182893	63570
	d) Others	12076	13366	15534	56252	79470
2	Other Income	603257	666928	487121	2326082	1762587
3	Total Income (1)+(2)	3591763	3603900	3120446	13807347	11659792
4	Interest Expended	1468100	1519682	1324376	5862640	5072883
5	Operating Expenses (i)+(ii)	827781	789677	711710	3069752	2611937
	i) Employees cost	249826	245496	207440	952567	776176
	ii) Other operating expenses	577955	544181	504270	2117185	1835761
6	Total Expenditure (4)+(5) (excluding Provisions and Contingencies)	2295881	2309359	2036086	8932392	7684820
7	Operating Profit before Provisions and Contingencies (3)-(6)	1295882	1294541	1084360	4874955	3974972
8	Provisions (other than tax) and Contingencies	378449	304356	188922	1214239	755008
9	Exceptional Items	—	—	—	—	—
10	Profit / (Loss) from Ordinary Activities before tax (7)-(8)-(9)	917433	990185	895438	3660716	3219964
11	Tax Expense	224664	248537	306926	1034984	1112150
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	692769	741648	588512	2625732	2107814
13	Extraordinary items (net of tax expense)	—	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	692769	741648	588512	2625732	2107814
15	Paid up equity share capital (Face Value of ₹ 1/- each)	54833	54770	54466	54833	54466
16	Reserves excluding revaluation reserves				17043769	14866166
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	18.5%	18.5%	17.1%	18.5%	17.1%
	(iii) Earnings per share (EPS) (₹) (Face Value of ₹ 1/- each)
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	12.6	13.5	10.8	48.0	39.3
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	12.6	13.4	10.7	47.7	39.0
	(iv) NPA Ratios
	(a) Gross NPAs	1264997	1342725	1122416	1264997	1122416
	(b) Net NPAs	354236	446835	321452	354236	321452
	(c) % of Gross NPAs to Gross Advances	1.26%	1.42%	1.36%	1.26%	1.36%
	(d) % of Net NPAs to Net Advances	0.36%	0.48%	0.39%	0.36%	0.39%
	(v) Return on assets (average) - not annualized	0.49%	0.55%	0.51%	2.01%	1.90%

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Segment information in accordance with the Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

						(₹ in lacs)
		Quarter ended			Year ended
		31.03.2020	31.12.2019	31.03.2019	31.03.2020	31.03.2019
Particulars		Audited (Refer note 5)	Unaudited	Audited (Refer note 5)	Audited	Audited
1	Segment Revenue
a)	Treasury	690738	708374	590094	2655844	2357648
b)	Retail Banking	2821059	2775928	2401535	10799994	8922234
c)	Wholesale Banking	1527601	1576940	1457003	6113445	5456354
d)	Other Banking Operations	504799	521074	424596	1903341	1529943
e)	Unallocated	153	—	—	219	5278
	Total	5544350	5582316	4873228	21472843	18271457
	Less: Inter Segment Revenue	1952587	1978416	1752782	7665496	6611665
	Income from Operations	3591763	3603900	3120446	13807347	11659792
2	Segment Results
a)	Treasury	108230	90373	59218	346277	130576
b)	Retail Banking	266747	318421	317451	1294246	1179627
c)	Wholesale Banking	381348	397927	372483	1412109	1422412
d)	Other Banking Operations	202533	226352	191256	778463	679153
e)	Unallocated	(41425)	(42888)	(44970)	(170379)	(191804)
	Total Profit Before Tax	917433	990185	895438	3660716	3219964
3	Segment Assets
a)	Treasury	45724091	37086993	34876621	45724091	34876621
b)	Retail Banking	48427074	47895345	42879092	48427074	42879092
c)	Wholesale Banking	52056701	47693394	40874972	52056701	40874972
d)	Other Banking Operations	6050057	6036452	5085471	6050057	5085471
e)	Unallocated	793204	821378	737915	793204	737915
	Total	153051127	139533562	124454071	153051127	124454071
4	Segment Liabilities
a)	Treasury	10201209	6097321	6143885	10201209	6143885
b)	Retail Banking	90725810	85664751	73229496	90725810	73229496
c)	Wholesale Banking	31762887	28547637	27188713	31762887	27188713
d)	Other Banking Operations	503243	554529	535706	503243	535706
e)	Unallocated	2759376	2310248	2435639	2759376	2435639
	Total	135952525	123174486	109533439	135952525	109533439
5	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	35522882	30989672	28732736	35522882	28732736
b)	Retail Banking	(42298736)	(37769406)	(30350404)	(42298736)	(30350404)
c)	Wholesale Banking	20293814	19145757	13686259	20293814	13686259
d)	Other Banking Operations	5546814	5481923	4549765	5546814	4549765
e)	Unallocated	(1966172)	(1488870)	(1697724)	(1966172)	(1697724)
	Total	17098602	16359076	14920632	17098602	14920632

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI.

Notes :

1	Statement of Assets and Liabilities as at March 31, 2020 is given below:

		(₹ in lacs)
Particulars	As at 31.03.2020	As at 31.03.2019
CAPITAL AND LIABILITIES	Audited	Audited
Capital	54833	54466
Reserves and Surplus	17043769	14866166
Deposits	114750231	92314093
Borrowings	14462854	11708513
Other Liabilities and Provisions	6739440	5510833
Total	153051127	124454071
ASSETS
Cash and Balances with Reserve Bank of India	7220512	4676362
Balances with Banks and Money at Call and Short notice	1441360	3458401
Investments	39182666	29311607
Advances	99370288	81940122
Fixed Assets	443191	403001
Other Assets	5393110	4664578
Total	153051127	124454071

2	Statement of Cashflow as at March 31, 2020 is given below:

Particulars	As at 31.03.2020	As at 31.03.2019
	Audited	Audited
Cash flows from operating activities

Profit before income tax	3660716	3219964

Adjustments for:
Depreciation on fixed assets	119585	114010
(Profit) / loss on revaluation of investments	70211	1524
Amortisation of premium on held to maturity investments	50141	45346
(Profit) / loss on sale of fixed assets	832	(643)
Provision / charge for non performing assets	935236	658207
Provision for standard assets and contingencies	305158	115126
Dividend from subsidiaries	(42372)	(20444)
	5099507	4133090
Adjustments for:
(Increase) / decrease in investments	(9992161)	(5138924)
(Increase) / decrease in advances	(18364046)	(16764549)
Increase / (decrease) in deposits	22436137	13437029
(Increase) / decrease in other assets	(718012)	(868774)
Increase / (decrease) in other liabilities and provisions	919400	818303
	(619175)	(4383825)

Direct taxes paid (net of refunds)	(1049802)	(1221643)
Net cash flow used in operating activities	(1668977)	(5605468)

Cash flows used in investing activities

Purchase of fixed assets	(154688)	(155180)
Proceeds from sale of fixed assets	1824	2124
Dividend from subsidiaries	42372	20444
Net cash flow used in investing activities	(110492)	(132612)

Cash flows from financing activities

Proceeds from issue of share capital, net of issue expenses	184868	2579044
Redemption of Tier II capital bonds	—	(287,500)
Increase / (decrease) in other borrowings	2754341	(314484)
Dividend paid during the year (including tax on dividend)	(654030)	(405259)
Net cash flow from financing activities	2285179	1571801

Effect of exchange fluctuation on translation reserve	21399	9535

Net increase / (decrease) in cash and cash equivalents	527109	(4156744)

Cash and cash equivalents as at April 1st	8134763	12291507
Cash and cash equivalents as at March 31st	8661872	8134763

3	The above results have been approved by the Board of Directors at its meeting held on April 18, 2020. The financial results for the quarter and year ended March 31, 2020 have been subjected to an audit by the statutory auditors of the Bank. The report thereon is unmodified. The information presented above is extracted from the audited financial statements. The financial results for the year ended March 31, 2019 were audited by another firm of chartered accountants.
4	The Bank has consistently applied its significant accounting policies in the preparation of its quarterly financial results and its annual financial statements during the years ended March 31, 2020 and March 31, 2019.
5	The figures of the last quarter in each of the financial years are the balancing figures between audited figures in respect of the full financial year and the published year to date figures upto the end of the third quarter of the respective financial year.
6	The Reserve Bank of India, vide its circular dated April 17, 2020, has decided that banks shall not make any further dividend payouts from profits pertaining to the financial year ended March 31, 2020 until further instructions, with a view that banks must conserve capital in an environment of heightened uncertainty caused by COVID-19. Accordingly, the Board of Directors of the Bank, at their meeting held on April 18, 2020, has not proposed any final dividend for the year ended March 31, 2020.
7	The shareholders of the Bank, at its Annual General Meeting held on July 12, 2019 approved the sub-division (split) of one equity share of the Bank from face value of ` 2/- each into two equity shares of face value of ` 1/- each. All shares and per share information in the financial results reflect the effect of sub-division (split) retrospectively.
8	During the quarter and year ended March 31, 2020, the Bank allotted 62,59,392 and 3,66,73,240 equity shares respectively pursuant to the exercise of options under the approved employee stock option schemes.
9	Other income relates to income (including commission) from non-fund based banking activities, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments, dividends from subsidiaries and recoveries from accounts previously written off.
10	The SARS-CoV-2 virus responsible for COVID-19 continues to spread across the globe and India, which has contributed to a significant decline and volatility in global and Indian financial markets and a significant decrease in global and local economic activities. On March 11, 2020, the COVID-19 outbreak was declared a global pandemic by the World Health Organization. Numerous governments and companies, including the Bank, have introduced a variety of measures to contain the spread of the virus. On March 24, 2020, the Indian government announced a strict 21-day lockdown which was further extended by 19 days across the country to contain the spread of the virus. The extent to which the COVID-19 pandemic will impact the Bank's results will depend on future developments, which are highly uncertain, including, among other things, any new information concerning the severity of the COVID-19 pandemic and any action to contain its spread or mitigate its impact whether government-mandated or elected by the Bank.

In accordance with the RBI guidelines relating to COVID-19 Regulatory Package dated March 27, 2020 and April 17, 2020, the Bank would be granting a moratorium of three months on the payment of all installments and / or interest, as applicable, falling due between March 1, 2020 and May 31, 2020 to all eligible borrowers classified as Standard, even if overdue, as on February 29, 2020. For all such accounts where the moratorium is granted, the asset classification shall remain stand still during the moratorium period (i.e. the number of days past-due shall exclude the moratorium period for the purposes of asset classification under the Income Recognition, Asset Classification and Provisioning norms).

The Bank holds provisions as at March 31, 2020 against the potential impact of COVID-19 based on the information available at this point in time. The provisions held by the Bank are in excess of the RBI prescribed norms.

11	Other operating expenses include commission paid to sales agents of ₹ 856.17 crore (previous period: ₹ 697.55 crore) and ₹ 3,154.21 crore (previous year: ₹ 2,805.61 crore) for the quarter and year ended March 31, 2020 respectively.
12	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period's classification.
13	₹ 10 lac = ₹ 1 million

 ₹ 10 million = ₹ 1 crore

Place : Mumbai	Aditya Puri
Date : April 18, 2020	Managing Director

HDFC BANK LIMITED
CIN : L65920MH1994PLC080618
Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.
Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2020

						(₹ in lacs)
		Quarter ended			Year ended
		31.03.2020	31.12.2019	31.03.2019	31.03.2020	31.03.2019
	Particulars	Audited (Refer note 5)	Unaudited	Audited (Refer note 5)	Audited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	3179505	3120092	2804505	12218930	10516075
	a) Interest / discount on advances / bills	2591924	2526590	2272760	9907963	8373616
	b) Income on Investments	507557	515536	502759	2057273	1992475
	c) Interest on balances with Reserve Bank of India and other inter bank funds	64128	61925	11928	186877	66062
	d) Others	15896	16041	17058	66817	83922
2	Other Income	649212	712478	521543	2487898	1894705
3	Total Income (1)+(2)	3828717	3832570	3326048	14706828	12410780
4	Interest Expended	1552857	1607327	1406156	6213743	5371269
5	Operating Expenses (i)+(ii)	886024	852535	755210	3303605	2769476
	i) Employees cost	337684	333105	272818	1292013	1045115
	ii) Other operating expenses	548340	519430	482392	2011592	1724361
6	Total Expenditure (4)+(5) (excluding Provisions and Contingencies)	2438881	2459862	2161366	9517348	8140745
7	Operating Profit before Provisions and Contingencies (3)-(6)	1389836	1372708	1164682	5189480	4270035
8	Provisions (Other than tax) and Contingencies	421650	347790	206352	1369994	838218
9	Exceptional Items	—	—	—	—	—
10	Profit / (Loss) from ordinary activities before tax (7)-(8)-(9)	968186	1024918	958330	3819486	3431817
11	Tax Expense	238515	258922	327278	1089859	1187255
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	729671	765996	631052	2729627	2244562
13	Extraordinary items (net of tax expense)	—	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	729671	765996	631052	2729627	2244562
15	Less: Share of Profit / (Loss) of minority shareholders	1649	31	971	4231	11318
16	Consolidated Net Profit / (Loss) for the period (14)-(15)	728022	765965	630081	2725396	2233244
17	Paid up equity share capital (Face Value of ₹ 1/- each)	54833	54770	54466	54833	54466
18	Reserves excluding revaluation reserves				17581038	15312800
19	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil
	(ii) Earnings per share (EPS) (₹) (Face Value of ₹ 1/- each)
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	13.3	14.0	11.6	49.8	41.7
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	13.2	13.9	11.5	49.5	41.3

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Consolidated Segment information in accordance with the Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

						(₹ in lacs)
		Quarter ended			Year ended
		31.03.2020	31.12.2019	31.03.2019	31.03.2020	31.03.2019
	Particulars	Audited (Refer note 5)	Unaudited	Audited (Refer note 5)	Audited	Audited
1	Segment Revenue
a)	Treasury	690738	708374	590094	2655844	2357648
b)	Retail Banking	2821059	2775928	2401535	10799994	8922234
c)	Wholesale Banking	1527601	1576940	1457003	6113445	5456354
d)	Other Banking Operations	741753	749744	630197	2802822	2280931
e)	Unallocated	153	—	—	219	5278
	Total	5781304	5810986	5078829	22372324	19022445
	Less: Inter Segment Revenue	1952587	1978416	1752781	7665496	6611665
	Income from Operations	3828717	3832570	3326048	14706828	12410780
2	Segment Results
a)	Treasury	108230	90373	59218	346277	130576
b)	Retail Banking	266747	318421	317451	1294246	1179627
c)	Wholesale Banking	381348	397927	372483	1412109	1422412
d)	Other Banking Operations	253286	261085	254148	937233	891006
e)	Unallocated	(41425)	(42888)	(44970)	(170379)	(191804)
	Total Profit Before Tax and Minority Interest	968186	1024918	958330	3819486	3431817
3	Segment Assets
a)	Treasury	45724091	37086993	34876621	45724091	34876621
b)	Retail Banking	48427074	47895345	42879092	48427074	42879092
c)	Wholesale Banking	52056701	47693394	40874972	52056701	40874972
d)	Other Banking Operations	11081971	11026688	9911971	11081971	9911971
e)	Unallocated	793204	821378	737915	793204	737915
	Total	158083041	144523798	129280571	158083041	129280571
4	Segment Liabilities
a)	Treasury	10201209	6097321	6143885	10201209	6143885
b)	Retail Banking	90725810	85664751	73229496	90725810	73229496
c)	Wholesale Banking	31762887	28547637	27188713	31762887	27188713
d)	Other Banking Operations	4940224	4984839	4865392	4940224	4865392
e)	Unallocated	2759376	2310248	2435640	2759376	2435640
	Total	140389506	127604796	113863126	140389506	113863126
5	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	35522882	30989672	28732736	35522882	28732736
b)	Retail Banking	(42298736)	(37769406)	(30350404)	(42298736)	(30350404)
c)	Wholesale Banking	20293814	19145757	13686259	20293814	13686259
d)	Other Banking Operations	6141747	6041849	5046578	6141747	5046578
e)	Unallocated	(1966172)	(1488870)	(1697724)	(1966172)	(1697724)
	Total	17693535	16919002	15417445	17693535	15417445

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI.

Notes :

1     Consolidated Statement of Assets and Liabilities as at March 31, 2020 is given below:

		(₹ in lacs)
Particulars	As at 31.03.2020	As at 31.03.2019
CAPITAL AND LIABILITIES	Audited	Audited
Capital	54833	54466
Reserves and Surplus	17581038	15312800
Minority Interest	57664	50179
Deposits	114620714	92250268
Borrowings	18683431	15773278
Other Liabilities and Provisions	7085361	5839580
Total	158083041	129280571
ASSETS
Cash and balances with Reserve Bank of India	7221100	4680459
Balances with Banks and Money at Call and Short notice	1572910	3501305
Investments	38930495	28944587
Advances	104367088	86922266
Fixed Assets	462685	421984
Other Assets	5528763	4809970
Total	158083041	129280571

2     Consolidated Statement of Cashflow as at March 31, 2020 is given below:

Particulars	As at 31.03.2020	As at 31.03.2019
	Audited	Audited
Cash flows from operating activities

Consolidated profit before income tax	3815255	3420499

Adjustment for:
Depreciation on fixed assets	127677	122067
(Profit) / loss on revaluation of investments	70211	1524
Amortisation of premium on held to maturity investments	50141	45346
(Profit) / loss on sale of fixed assets	819	(621)
Provision / charge for non performing assets	1106571	742338
Provision for standard assets and contingencies	305743	118525
	5476417	4449678

Adjustments for:
(Increase) / decrease in investments	(10107010)	(5145836)
(Increase) / decrease in advances	(18550036)	(17660750)
Increase / (decrease) in deposits	22370446	13412754
(Increase) / decrease in other assets	(724976)	(971680)
Increase / (decrease) in other liabilities and provisions	935987	878511
	(599172)	(5037323)

Direct taxes paid (net of refunds)	(1087737)	(1249831)
Net cash flow used in operating activities	(1686909)	(6287154)

Cash flows used in investing activities

Purchase of fixed assets	(163587)	(162061)
Proceeds from sale of fixed assets	1895	2220
Net cash flow used in investing activities	(161692)	(159841)

Cash flows from financing activities

Increase in minority interest	7485	14546
Proceeds from issue of share capital, net of issue expenses	184868	2579043
Proceeds from issue of Tier I and Tier II capital bonds	74350	90000
Redemption of Tier II capital bonds	—	(287500)
Increase / (decrease) in other borrowings	2835804	326568
Dividend paid during the year (including tax on dividend)	(663059)	(409589)
Net cash flow from financing activities	2439448	2313068

Effect of exchange fluctuation on translation reserve	21399	9535

Net increase / (decrease) in cash and cash equivalents	612246	(4124392)

Cash and cash equivalents as at April 1st	8181764	12306156
Cash and cash equivalents as at March 31st	8794010	8181764

3	The above financial results represent the consolidated financial results for HDFC Bank Limited and its subsidiaries constituting the 'Group'. These financial results have been approved by the Board of Directors of the Bank at its meeting held on April 18, 2020. The financial results for the quarter and year ended March 31, 2020 have been subjected to an audit by the statutory auditors of the Bank. The report thereon is unmodified. The financial results for the year ended March 31, 2019 were audited by another firm of chartered accountants.

4	The Group has consistently applied its significant accounting policies in the preparation of its quarterly financial results and its annual financial statements during the years ended March 31, 2020 and March 31, 2019.

5	The figures for the quarter ended March 31, 2020 and March 31,2019 are the balancing figures between audited figures in respect of the full financial year and the published / unaudited year to date figures upto end of the third quarter of respective financial year.

6	The Reserve Bank of India, vide its circular dated April 17, 2020, has decided that banks shall not make any further dividend payouts from profits pertaining to the financial year ended March 31, 2020 until further instructions, with a view that banks must conserve capital in an environment of heightened uncertainty caused by COVID-19. Accordingly, the Board of Directors of the Bank, at their meeting held on April 18, 2020, has not proposed any final dividend for the year ended March 31, 2020.

7	The SARS-CoV-2 virus responsible for COVID-19 continues to spread across the globe and India, which has contributed to a significant decline and volatility in global and Indian financial markets and a significant decrease in global and local economic activities. On March 11, 2020, the COVID-19 outbreak was declared a global pandemic by the World Health Organization. Numerous governments and companies, including the Bank, have introduced a variety of measures to contain the spread of the virus. On March 24, 2020, the Indian government announced a strict 21-day lockdown which was further extended by 19 days across the country to contain the spread of the virus. The extent to which the COVID-19 pandemic will impact the Bank's results will depend on future developments, which are highly uncertain, including, among other things, any new information concerning the severity of the COVID-19 pandemic and any action to contain its spread or mitigate its impact whether government-mandated or elected by the Bank.

In accordance with the RBI guidelines relating to COVID-19 Regulatory Package dated March 27, 2020 and April 17, 2020, the Bank would be granting a moratorium of three months on the payment of all installments and / or interest, as applicable, falling due between March 1, 2020 and May 31, 2020 to all eligible borrowers classified as Standard, even if overdue, as on February 29, 2020. For all such accounts where the moratorium is granted, the asset classification shall remain stand still during the moratorium period (i.e. the number of days past-due shall exclude the moratorium period for the purposes of asset classification under the Income Recognition, Asset Classification and Provisioning norms).

The Bank holds provisions as at March 31, 2020 against the potential impact of COVID-19 based on the information available at this point in time. The provisions held by the Bank are in excess of the RBI prescribed norms.

8	In accordance with the RBI guidelines, banks are required to make consolidated Pillar 3 disclosures including leverage ratio and liquidity coverage ratio under the Basel III Framework. These disclosures are available on the Bank's website at the following link: http://www.hdfcbank.com/aboutus/basel_disclosures/ default.htm. The disclosures have not been subjected to audit or review by the statutory auditors.

9	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period's classification.

10	₹ 10 lac = ₹ 1 million
₹ 10 million = ₹ 1 crore

Place : Mumbai	Aditya Puri
Date : April 18, 2020	Managing Director

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER AND YEAR ENDED MARCH 31, 2020

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter and full year ended March 31, 2020, at their meeting held in Mumbai on Saturday, April 18, 2020. The accounts have been subjected to an audit by the statutory auditors of the Bank.

STANDALONE FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended March 31, 2020

The Bank’s net revenues (net interest income plus other income) increased by 18.2% to ₹ 21,236.6 crore for the quarter ended March 31, 2020 over the corresponding quarter of the previous year.

Net interest income (interest earned less interest expended) for the quarter ended March 31, 2020 grew to ₹ 15,204.1 crore from ₹ 13,089.5 crore for the quarter ended March 31, 2019, driven by growth in advances of 21.3%, and a growth in deposits of 24.3%. The net interest margin for the quarter was at 4.3%.

Other income (non-interest revenue) at ₹ 6,032.6 crore was 28.4% of the net revenues for the quarter ended March 31, 2020 as against ₹ 4,871.2 crore in the corresponding quarter ended March 31, 2019. The four components of other income for the quarter ended March 31, 2020 were fees & commissions of ₹ 4,200.8 crore (₹ 3,665.4 crore in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of ₹ 500.8 crore (₹ 403.3 crore for the corresponding quarter of the previous year), gain on sale / revaluation of investments of ₹ 565.3 crore (gain of ₹ 228.9 crore in the corresponding quarter of the previous year) and miscellaneous income, including recoveries and dividend, of ₹ 765.7 crore (₹ 573.6 crore for the corresponding quarter of the previous year).

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

During the quarter, there was a considerable slowdown in economic activities following the outbreak of COVID-19. Furthermore, with the government initiating lockdown in the latter half of March, and our strict adherence to social distancing, not only did we see an impact on business volumes - in terms of loan originations, distribution of third party products, and payments product activities, but we also could not optimize our collection efforts, and as a result of which fees/other income were lower by ₹ 450 crore.

Operating expenses for the quarter ended March 31, 2020 were ₹ 8,277.8 crore, an increase of 16.3% over ₹ 7,117.1 crore during the corresponding quarter of the previous year. The cost-to-income ratio for the quarter was at 39.0% as against 39.6% for the corresponding quarter ended March 31, 2019.

Pre-provision Operating Profit (PPOP) at ₹ 12,958.8 crore grew by 19.5% over the corresponding quarter of the previous year.

Provisions and contingencies for the quarter ended March 31, 2020 were ₹ 3,784.5 crore (consisting of specific loan loss provisions of ₹ 1,917.8 crore and general provisions and other provisions of ₹ 1,866.7 crore) as against ₹ 1,889.2 crore (consisting of specific loan loss provisions of ₹ 1,430.3 crore and general provisions and other provisions of ₹ 459.0 crore) for the quarter ended March 31, 2019. Total provisions for the current quarter included credit reserves relating to COVID-19 in the form of contingent provisions of approximately ₹1550 crore. The Core Credit Cost ratio was 0.77%, as compared to 0.92% in the quarter ending December 31, 2019 and 0.69% in the quarter ending March 31, 2019.

Profit before tax (PBT) for the quarter ended March 31, 2020 was at ₹ 9,174.3 crore. After providing ₹ 2,246.6 crore for taxation, the Bank earned a net profit of ₹ 6,927.7 crore, an increase of 17.7% over the quarter ended March 31, 2019.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Profit & Loss Account: Year ended March 31, 2020

For the year ended March 31, 2020, the Bank earned a total income of ₹ 138,073.5 crore. Net revenues (net interest income plus other income) for the year ended March 31, 2020 were ₹ 79,447.1 crore, up by 20.6% over ₹ 65,869.1 crore for the year ended March 31, 2019. The net interest margin for the year ended March 31, 2020 was 4.3%. The cost to income ratio for the year ended March 31, 2020 was at 38.6%, as against 39.7% for the year ended March 31, 2019. The Bank’s net profit for the year ended March 31, 2020 was ₹ 26,257.3 crore, up 24.6% over the year ended March 31, 2019.

Balance Sheet: As of March 31, 2020

Total balance sheet size as of March 31, 2020 was ₹ 1,530,511 crore as against ₹ 1,244,541 crore as of March 31, 2019, a growth of 23.0%.

Total deposits as of March 31, 2020 were ₹ 1,147,502 crore, an increase of 24.3% over March 31, 2019. CASA deposits grew by 23.9% with savings account deposits at ₹ 310,377 crore and current account deposits at ₹ 174,248 crore. Time deposits were at ₹ 662,877 crore, an increase of 24.6% over the previous year, resulting in CASA deposits comprising 42.2% of total deposits as of March 31, 2020. The Bank’s continued focus on deposits helped in the maintenance of a healthy liquidity coverage ratio at 132%, well above the regulatory requirement.

Total advances as of March 31, 2020 were ₹ 993,703 crore, an increase of 21.3% over March 31, 2019. Domestic advances grew by 21.4% over March 31, 2019. As per regulatory [Basel 2] segment classification, domestic retail loans grew by 14.6% and domestic wholesale loans grew by 29.3%. The domestic loan mix as per Basel 2 classification between retail:wholesale was 51:49. Overseas advances constituted 3% of total advances.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines was at 18.5% as on March 31, 2020 (17.1% as on March 31, 2019) as against a regulatory requirement of 11.075% which includes Capital Conservation Buffer of 1.875%, and an additional requirement of 0.20% on account of the Bank being identified as a Domestic Systemically Important Bank (D-SIB). Tier 1 CAR was at 17.2% as of March 31, 2020 compared to 15.8% as of March 31, 2019. Common Equity Tier 1 Capital ratio was at 16.4% as of March 31, 2020. Risk-weighted Assets were at ₹ 994,716 crore (as against ₹ 931,930 crore as at March 31, 2019).

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

NETWORK

As of March 31, 2020, the Bank’s distribution network was at 5,416 banking outlets and 14,901 ATMs / Cash Deposit & Withdrawal Machines (CDMs) across 2,803 cities / towns as against 5,103 banking outlets and 13,489 ATMs / CDMs across 2,748 cities / towns as of March 31, 2019. Of the total banking outlets, 52% are in semi-urban and rural areas. In addition, we have 5,379 banking outlets managed by the Common Service Centres. Number of employees were at 116,971 as of March 31, 2020 (as against 98,061 as of March 31, 2019).

ASSET QUALITY

Gross non-performing assets were at 1.26% of gross advances as on March 31, 2020, (1.1% excluding NPAs in the agricultural segment) as against 1.42% as on December 31, 2019 (1.2% excluding NPAs in the agricultural segment) and 1.36% as on March 31, 2019 (1.2% excluding NPAs in the agricultural segment). Net non-performing assets were at 0.36% of net advances as on March 31, 2020.

In accordance with the RBI guidelines relating to COVID-19 Regulatory Package dated March 27, 2020 and April 17, 2020, the Bank would be granting a moratorium of three months on the payment of all installments and / or interest, as applicable, falling due between March 1, 2020 and May 31, 2020 to all eligible borrowers classified as Standard, even if overdue, as on February 29, 2020. For all such accounts where the moratorium is granted, the asset classification shall remain standstill during the moratorium period (i.e. the number of days past-due shall exclude the moratorium period for the purposes of asset classification under the IRACP norms). The Bank holds provisions as on March 31, 2020 against the potential impact of COVID-19 based on the information available at this point in time and the same are in excess of the RBI prescribed norms. As a result, GNPA and NNPA ratios were lower by 10 bps and 6 bps respectively.

The Bank held floating provisions of ₹ 1,451 crore and contingent provisions of ₹ 2,996 crore as on March 31, 2020. Total provisions (comprising specific, floating, contingent and general provisions) were 142% of the gross non-performing loans as on March 31, 2020.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

CONSOLIDATED FINANCIAL RESULTS

The Bank’s subsidiary companies prepare their financial results in accordance with the notified Indian Accounting Standards ('Ind-AS'). The Bank for the purposes of its statutory compliance prepares and presents its financial results under Indian GAAP. Hence the Bank’s subsidiary companies, for the purposes of the consolidated financial results of the Bank, prepare 'fit-for-consolidation information' based on the recognition and measurement principles as per Indian GAAP.

HDFC Securities Limited (HSL) is amongst the leading retail broking firms in India. As on March 31, 2020, the Bank held 96.6% stake in HSL.

HDB Financial Services Limited (HDBFSL) is a non-deposit taking non-banking finance company (‘NBFC’) offering wide range of loans and asset finance products to individuals, emerging businesses and micro enterprises. As on March 31, 2020, the Bank held 95.3% stake in HDBFSL.

The consolidated net profit for the quarter ended March 31, 2020 was ₹ 7,280 crore, up 15.5%, over the quarter ended March 31, 2019. Consolidated advances grew by 20.1% from ₹ 869,223 crore as on March 31, 2019 to ₹ 1,043,671 crore as on March 31, 2020.

The consolidated net profit for the year ended March 31, 2020 was ₹ 27,254 crore, up 22.0%, over the year ended March 31, 2019.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Note:

₹ = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP unless otherwise specified.

BSE: 500180

NSE: HDFCBANK

NYSE: HDB

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

For more information please log on to: www.hdfcbank.com

For media queries please contact:

Neeraj Jha

Head, Corporate Communication

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1308 (D) / 6652 1000 (B)

Fax: 91 - 22 - 2490 3168

Mobile: +91 93236 20828

neeraj.jha@hdfcbank.com

For investor queries please contact:

Ajit Shetty

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1054 (D) / 6652 1000 (B)

Mobile: +91 9819628910

ajit.shetty@hdfcbank.com